1872 Pleasantville Road, Suite 177 Briarcliff Manor, NY 10510 Tel: (914) 762-4265 Fax: (212) 202-6055 Robert Newman rj@newlawtech.com

September 23, 2019

Board of Directors of

Clean Energy Technologies, Inc

2990 Redhill Ave,

Costa Mesa, California 92626

RE: Opinion to be included with a Form 1-A Offering Statement as amended and filed by Clean Energy Technologies, Inc. a Nevada Corporation.

Dear Sir or Madam,

This opinion is submitted pursuant to Item 17.12 of Form 1-A with respect to the proposed offering of Clean Energy Technologies, Inc. a Nevada corporation (the “Company”) of up to 300,000,000 shares of the Company’s Common Stock. The Company is offering, on a best-efforts, self-underwritten basis, a number of shares of our common stock at a fixed priced per share between $0.025 and $0.10 with no minimum amount to be sold up to a maximum of 300,000,000 shares but not to exceed $10,000,000 in gross proceeds.

For purposes of rendering this opinion, we have examined the Offering Statement, as amended, the Company’s Certificate of Incorporation filed on November 13, 2015 and Amendments thereto, the Company’s Bylaws, the Exhibits attached to the Offering Statement, and such other documents and matters of law as we have deemed necessary for the expression of the opinion herein contained. For the purposes of such examination, we have assumed the genuineness of all signatures on original documents and the conformity to original documents of all copies submitted. we have relied, without independent investigation, on certificates of public officials and, as to matters of fact material to the opinion set forth below, on certificates of officers of the Company.

On the basis of and in reliance upon the foregoing examination and assumptions, we are of the opinion that assuming the Offering Statement shall have become qualified, the Shares, when issued by the Company against payment therefore (not less than par value) and in accordance with the Offering Statement and the provisions of the Subscription Agreements, and when duly registered on the books of the Company’s transfer agent and registrar therefor in the name or on behalf of the purchasers, will be validly issued, fully paid and non-assessable.

I express no opinion as to the laws of any state or jurisdiction other than the laws of the State of Nevada, as currently in effect and the federal laws of the United States.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to me under the caption “Legal Matters” in the Offering Circular constituting a part of the Offering Statement. This opinion is for your benefit in connection with the Offering Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Act”) and the rule and regulations promulgated therein. In giving this consent, we do not admit that our firm is in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Sincerely,

THE NEWMAN LAW FIRM PLLC

/s/ Robert Newman.
Robert Newman.